SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                             AMENDMENT NO. 2 TO
                                SCHEDULE 13D
                               (RULE 13D-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)



                         AVIS GROUP HOLDINGS, INC.
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                              (NAME OF ISSUER)


               CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (TITLE OF CLASS OF SECURITIES)


                                053790 10 1
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                               (CUSIP NUMBER)

                            Cendant Corporation
                             9 West 57th Street
                          New York, New York 10019
                               (212) 413-1800
                          Attention: Eric J. Bock
                         Senior Vice President, Law
                          and Corporate Secretary

                                  Copy to:

                            Patricia Moran, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Rodney Square
                         Wilmington, Delaware 19801
                               (302) 651-3000
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               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               March 1, 2001
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          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.

                     (Continued on the following pages)
                            (Page 1 of 3 Pages)



               This Amendment No. 2 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D, dated August 22, 2000 (the "Statement") and Amendment No. 1 to the Statement on Schedule 13D, dated November 11, 2000 ("Amendment No. 1" and, together with the Statement, the "Statements"), filed by Cendant Corporation, a Delaware corporation ("Cendant"), with respect to the Class A common stock, par value $0.01 per share (the "Common Stock"), of Avis Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Statements.

ITEM 4.   PURPOSE OF THE TRANSACTION.

               Item 4 of the Statements is hereby amended and supplemented to add the following:

               This Amendment No. 2 is being filed to report that on March 1, 2001, the Merger of Acquisition with and into the Issuer was consummated subject to and in accordance with the terms of the Merger Agreement. Pursuant to the Merger, all of the outstanding shares of the Issuer not beneficially owned by Cendant were converted into the right to receive $33.00 per share in cash. As a result of the Merger, the Issuer is now an indirect, wholly owned subsidiary of Cendant and the Common Stock was delisted from the New York Stock Exchange.

               A copy of the press release issued by Cendant on March 1, 2001 announcing the consummation of the Merger is filed herewith as Exhibit 1 and incorporated herein by reference.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

               Item 7 of the Statements is hereby amended and supplemented to add the following:

Exhibit        Description

     1         Press Release issued by Cendant Corporation on March 1, 2001.



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2001                   CENDANT CORPORATION
                                        CENDANT CAR HOLDINGS, INC.
                                        CENDANT CAR RENTAL, INC.
                                        HFS CAR RENTAL HOLDINGS, INC.
                                        CENDANT FINANCE HOLDING CORPORATION


                                             /s/ Eric J. Bock
                                        ---------------------------------
                                            Eric J. Bock
                                            Senior Vice President - Law
                                              and Corporate Secretary



                               EXHIBIT INDEX

Exhibit        Description
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     1         Press Release issued by Cendant Corporation on March 1, 2001.